SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 1 )


                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities )


                                    761197102
                                 (CUSIP NUMBER)








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1)      Name of Reporting
        SS or IRS Identification      Pioneering Management
        Nos. of Above Persons         Corporation

2)      Check the Appropriate Box     (a)
        of A Member of  Group
        (See Instructions)            (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization

        Number of                     (5)  Sole Voting Power      1839600
        Shares
        Beneficially Owned            (6)  Shared Voting Power    0
        by Each Reporting
        Person With                   (7)  Sole Dispositive       470000
                                            Power

                                      (8)  Shared Dispositive     1369600
                                             Power

9)      Aggregate Amount Bene-        1839600
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           9.54%

12)     Type of Reporting
        Person (See Instructions)     IA




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Item 1(a)         Name of Issuer.

                  RESOURCE BANCSHARES MORTGAGE GROUP, INC.

Item 1(b)         Address of User's Principal Executive Office's

                  Mr.  Steven  F  Herbert
                  Cheif Financial Officer
                  RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                  7909 Parklane Road, Suite 150
                  Columbia, SC 29223

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  761197102

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (a) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.



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Item 4.  Ownership

(a)       Amount Beneficially Owned                                     1839600

(b)       Percent of Class                                              9.54%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             1839600

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    470000

         (iv)     shared power to dispose or to direct disposition     1369600

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                  January 20, 1997
                  Date




         /s/ William H. Keough
                  Signature


         William H. Keough, Senior Vice President
         Chief Financial Officer and Treasure
         Type Name and Title